Statement of Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,					Quarter ended March 31, 2005 (unaudited)
	2000	2001	2002	2003	2004
Earnings computation:
Pre tax earnings	6,279	(41,785)	(5,500)	914	24,150	6,099
Fixed charges	0	0	0	0	0	19
Amortization of capitalized interest	0	0	0	0	0	0
Distributed income of equity investees	0	0	0	0	0	0
Share of pretax losses of equity investees	0	0	0	0	0	0
Total Earnings	6,279	(41,785)	(5,500)	914	24,150	6,118

Fixed Charges computation:
Interest capitalized	0	0	0	0	0	19
Preference security dividend requirements	0	0	0	0	0	0
Minority interest in pretax income of subsidiaries	0	0	0	0	0	0
Total Fixed Charges	0	0	0	0	0	19

____ 1 ____